May 1, 2007

VIA EDGAR AND COURIER

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Educate, Inc.
Amended Schedule 13E-3
File No. 005-80064
Filed April 16, 2007

Amended Preliminary Proxy Statement on Schedule 14A
File No. 000-50952
Filed April 16, 2007

Dear Mr. Duchovny:

On behalf of Educate, Inc. (“Educate”), in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, we have electronically transmitted under separate cover Amendment No. 2 to the Preliminary Schedule 14A (File No. 000-50952) (the “Preliminary Proxy Statement”), including exhibits, and Amendment No. 2 to the Schedule 13E-3 (File No. 005-80064) (the “Schedule 13E-3”), including exhibits, for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which we have marked to show changes from Amendment No. 1 to the Preliminary Proxy Statement and Amendment No. 1 to the Schedule 13E-3, each as filed on April 16, 2007.

The changes reflected in Amendment No. 2 to the Preliminary Proxy Statement and Amendment No. 2 to the Schedule 13E-3 include those made in response to the comments of the

Mr. Daniel F. Duchovny, Esq.

May 1, 2007

Staff of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter dated April 27, 2007, as well as other updates and revisions.

Set forth below are Educate’s responses to the comments raised in the Staff’s letter. For your convenience, we have repeated each of your numbered comments followed by our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 2 to the Preliminary Proxy Statement and Amendment No. 2 to the Schedule 13E-3. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Preliminary Proxy Statement and Schedule 13E-3, each as amended. Page references are generally not given when the changes appear throughout the Preliminary Proxy Statement or Schedule 13E-3. References throughout this letter to “we,” “us” and “our” are to Educate.

Amended Schedule 13E-3

1.	Please revise the signature pages to include the date on which each filing person signed the Schedule.

We have revised the signature pages to the Schedule 13E-3 as requested.

Revised Proxy Statement

Special Factors

Background of the Merger, page 11

2.	We note your response to comment 9. Please provide supplementally the September 2006 presentation from Signal Hill Capital Group. We may have further comments.

We note that the September 2006 presentation from Signal Hill Capital Group was filed as Exhibit (c)(6) to the Schedule 13E-3 filed on March 9, 2007.

Fairness of the Merger; Recommendation of our Board of Directors, page 18

3.	We reissue comment 12 as it relates to filing persons other than the company.

We have revised the disclosure as requested. Please see pages 22—25.

4.	We reissue comment 13 with respect to the adoption by the Negotiation Committee of the fairness opinions provided by the financial advisors.

We have revised the disclosure as requested. Please see page 19.

5.	Please disclose the substance of your response to comment 15.

We have revised the disclosure as requested. Please see page 21.

Mr. Daniel F. Duchovny, Esq.

May 1, 2007

6.	We reissue comment 16. We note that your directors and executive officers are your affiliates and that the fairness determination must be made with respect to the unaffiliated security holders of the subject company, not the Buyer Group.

The fairness opinions assume that all stockholders other than the “Excluded Shareholders” will receive only the purchase price. The fact that the Company’s financial advisors have opined that the per share merger consideration is fair from a financial point of view to certain of the Company’s directors and officers who will not exchange their shares of common stock for membership interests in Parent does not mitigate against finding that the transaction is fair from a financial point of view to the Company’s unaffiliated stockholders, each of whom will receive the same consideration. We have revised the disclosure to clarify. Please see pages 19 - 20.

7.	Please make the clarification requested in prior comment 17 in the proxy statement.

We have revised the disclosure as requested. Please see page 20.

Opinions of Negotiation Committee’s Financial Advisors

Credit Suisse Opinion, page 26

8.	We reissue comment 19. Alternatively, you may include the financial projections in this section of the proxy statement.

We have revised the disclosure as requested. Please see pages 30 and 38.

9.	We reissue comment 20. We note that the requirements of Item 1015(b)(4) of Regulation M-A extend to the subject company and its affiliates. All filing persons in the Schedule 13E-3 are affiliates of the company.

We hereby confirm that Credit Suisse does not have any material relationship related to investment banking with, and has not received any investment banking related fees from, the other filing parties, Rudolf Christopher Hoehn-Saric, Douglas L. Becker, Steven M. Taslitz, Merrick M. Elfman, Eric D. Becker, Peter J. Cohen, Jeffrey H. Cohen, Kevin E. Shaffer, Edge Acquisition, LLC, Edge Acquisition Corporation, Sterling Capital Partners, L.P., Sterling Capital Partners II, L.P., Sterling Capital Partners GmbH & Co.KG, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P. and CGI CPE LLC, other than the fees to be received for the services provided to the Negotiation Committee. We also hereby confirm that Houlihan Lokey has not had any material relationships with or been paid any fees by Educate, Apollo (as defined in the proxy statement) or any of Educate’s other non-Apollo related affiliates, including the other filing parties, Rudolf Christopher Hoehn-Saric, Douglas L. Becker, Steven M. Taslitz, Merrick M. Elfman, Eric D. Becker, Peter J. Cohen, Jeffrey H. Cohen, Kevin E. Shaffer, Edge Acquisition, LLC, Edge Acquisition

Mr. Daniel F. Duchovny, Esq.

May 1, 2007

Corporation, Sterling Capital Partners, L.P., Sterling Capital Partners II, L.P., Sterling Capital Partners GmbH & Co.KG, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P. and CGI CPE LLC, other than the services it is providing to and the fees it is being paid by the Negotiation Committee in connection with the proposed merger.

10.	We note the revisions made in response to comment 21. Please explain why the range of terminal value multiples used has low multiple of 7.5x when the corresponding multiples of the companies in the Selected Companies Analysis are 8.9x or higher.

The range of terminal value multiples was derived not only from the selected companies analysis but also from a ratio of average enterprise value to next twelve months EBITDA of Educate for a variety of measurement periods. We have revised the disclosure to clarify. Please see page 30.

11.	We disagree with your analysis in response to comment 22 and we reissue it.

We have revised the disclosure to include the enterprise values for each selected company as requested. Please see page 31. We note that Credit Suisse did not provide the Negotiation Committee with revenue or EBITDA information for each company under the Selected Company Analysis or with the LTM Sales or LTM EBITDA information for each company under the Selected Transaction Analysis. We respectfully submit that in describing reports or opinions it would not be appropriate to disclose information not contained in the report or opinion.

Financial Projections, page 51

12.	Please disclose the substance of your response to comment 27.

We have revised the disclosure as requested. Please see page 53.

Common Stock Ownership of Management, page 92

13.	Please update the disclosure in this section to a more recent date.

We have revised the disclosure as requested. Please see page 94.

Where You Can Find More Information, page 99

14.	Please revise to specifically disclose the clarification sought in comment 31.

We have revised the disclosure as requested. Please see page 101.

Mr. Daniel F. Duchovny, Esq.

May 1, 2007

Please contact me at (213) 687-5379 or Jeffrey H. Cohen at (213) 687-5288 should you require further information.

Very truly yours,

/s/ Rick C. Madden
Rick C. Madden